UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May, 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


1.  Investor Conference Speech announcement dated 01 April 2008
2.  FRN Variable Rate Fix announcement dated 04 April 2008
3.  FRN Variable Rate Fix announcement dated 04 April 2008
4.  FRN Variable Rate Fix announcement dated 04 April 2008
5.  FRN Variable Rate Fix announcement dated 04 April 2008
6.  Partial Repurchase announcement dated 08 April 2008
7.  Full Repurchase announcement dated 08 April 2008
8.  FRN Variable Rate Fix announcement dated 09 April 2008
9.  FRN Variable Rate Fix announcement dated 09 April 2008
10. FRN Variable Rate Fix announcement dated 09 April 2008
11. Director/PDMR Shareholding announcement dated 09 April 2008
12. Partial Repurchase announcement dated 10 April 2008
13. Analysts & Investors Seminar announcement dated 14 April 2008
14. Full Repurchase announcement dated 15 April 2008
15. Director/PDMR Shareholding announcement dated 15 April 2008
16. Partial Repurchase announcement dated 18 April 2008
17. Annual Information Update announcement dated 21 April 2008
18. Annual Information Update announcement dated 21 April 2008
19. Repurchase and Early Redemption announcement dated 22 April 2008
20. FRN Variable Rate Fix announcement dated 23 April 2008
21. Partial Repurchase announcement dated 23 April 2008
22. Partial Repurchase announcement dated 23 April 2008
23. FRN Variable Rate Fix announcement dated 23 April 2008
24. Partial Repurchase announcement dated 24 April 2008
25. Partial Repurchase announcement dated 24 April 2008
26. Partial Repurchase announcement dated 24 April 2008
27. Full Early Repurchase announcement dated 24 April 2008
28. AGM Resolutions announcement dated 25 April 2008
29. FRN Variable Rate Fix announcement dated 28 April 2008
30. FRN Variable Rate Fix announcement dated 28 April 2008
31. FRN Variable Rate Fix announcement dated 28 April 2008
32. Partial Repurchase announcement dated 28 APril 2008
33. Director/PDMR Shareholding announcement dated 28 April 2008
34. Full Early Redemption announcement dated 29 April 2008
35. Partial Repurchase announcement dated 30 April 2008
36. Total Voting Rights announcement dated 30 April 2008


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 01, 2008                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 01, 2008                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

                               BARCLAYS PLC

1 April 2008

                  Bob Diamond speaks at London investor conference

Robert E Diamond Jr., President of Barclays PLC, will make reference to the performance and prospects of Barclays investment banking and investment management businesses at the Morgan Stanley European Banks & Financials investor conference in London today.

A copy of Mr Diamond's presentation and remarks, which contain no material new information, will be available for viewing from later today in the investor relations section of the Barclays Group website.

                                  -ENDS-

For further information please contact:

Investor Relations                Media Relations
Mark Merson                       Alistair Smith
+44 (0) 20 7116 5752              +44 (0) 20 7116 6132

John McIvor                       Robin Tozer
+44 (0) 20 7116 2929              +44 (0) 20 7116 6586

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 135,000 people, We move, lend, invest and protect money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Exhibit 2

Barclays Bank PLC


Issue:                      Barclays Bank PLC
                            Series 78
                            EUR 100,000,000 Subordinated Floating Rate Notes
                            due 2040
ISIN Code:                  XS0122679243
Interest Rate:              5.108000%
Base Rate:                  4.718000%
Interest Period:            28-Mar-08 to 30-Jun-08
Day Count Method:           Actual/360
Number of Days In period:   94
Interest Payment Date:      30-Jun-08

Denomination:               Coupon
   1,000,000.00             EUR  13,337.56

Exhibit 3

Barclays Bank PLC

Issue:                     Barclays Bank PLC
                           Series 145
                           GBP 45,000,000 Floating Rate Notes due 2009
ISIN Code:                 XS0188531247
Interest Rate:             5.998750%
Base Rate:                 5.958750%
Interest Period:           17-Mar-08 to 16-Jun-08
Day Count Method:          Actual/365 (Fixed)
Number of Days In period:  91
Interest Payment Date:     16-Jun-08

Denomination:              Coupon
   10,000.00               GBP 149.56

Exhibit 4

Barclays Bank PLC

Issue:                     Barclays Bank PLC
                           Series 86
                           EUR 100,000,000 Subordinated Floating Rate Notes
                           due March 2021
ISIN Code:                 XS0126504421
Interest Rate:             5.134000%
Base Rate:                 4.684000%
Interest Period:           25-Mar-08 to 23-Jun-08 Day
Count Method:              Actual/360
Number of Days In period:  90
Interest Payment Date:     23-Jun-08

Denomination:              Coupon
   10,000.00               EUR 128.35

Exhibit 5

Barclays Bank PLC


Issue:                      Barclays Bank PLC
                            Series 143
                            EUR 50,000,000 Floating Rate Notes due 2023
ISIN Code:                  XS0183122398
Interest Rate:              5.014000%
Base Rate:                  4.664000%
Interest Period:            25-Mar-08 to 23-Jun-08
Day Count Method:           Actual/360
Number of Days In period:   90
Interest Payment Date:      23-Jun-08

Denomination:               Coupon
    10,000.00               EUR  125.35

Exhibit 6

Barclays Bank PLC

Barclays - Series 11538 - ISIN XS0336680235
Maturity Date 27 July 2009 - O/S Nominal EUR 2,191,000

Please be advised the following issue has been repurchased for EUR 8,000 on 25 March 2008.

The outstanding balance will therefore be EUR 2,183,000

Please amend your records accordingly.

Exhibit 7

Barclays PLC

Barclays - Series 6527 - ISIN XS0257138775
Maturity Date 04 June 2009 - O/S Nominal USD 6,000,000

Please be advised the following issue has been repurchased for USD 6,000,000 on 17 March 2008

The outstanding balance will therefore be Zero.

Please amend your records accordingly.

Exhibit 8

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on:
25-Mar-2008

Issue              | Barclays Bank PLC - Series 146
                     GBP 65,000,000.00 FRN Due 2009
ISIN Number        | XS0194177944
Common Code / 144A |
 ISIN
Issue Nomin GBP    | 65,000,000.00
Period             | 25-Mar-2008 to 23-Jun-2008         Payment Date 23-Jun-2008
Number of Days     | 90
Rate               | 6.005
Denomination GBP   | 10,000.00             |                   |

Amount Payable per | 184.07                |                   |
 Denomination

Bank of New York
Rate Fix Desk                              Telephone       | 44 1202 689580
Corporate Trust Services                   Facsimile       | 44 1202 689601

Exhibit 9

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on:
01-Apr-2008

Issue              | Barclays Bank PLC - Series 135
                     JPY 5,500,000,000.00 Step Up Callable FRN Due 2013
ISIN Number        | XS0171509366
Common Code / 144A |
 ISIN
Issue Nomin JPY    | 5,500,000,000.00
Period             | 03-Apr-2008 to 03-Jul-2008         Payment Date 03-Jul-2008
Number of Days     | 91
Rate               | 1.19219
Denomination JPY   | 1,000,000.00          |                   |

Amount Payable per | 3,013.00              |                   |
 Denomination

Bank of New York
Rate Fix Desk                              Telephone       | 44 1202 689580
Corporate Trust Services                   Facsimile       | 44 1202 689601

Exhibit 10

Barclays Bank PLC


RATE FIX NOTICE
                              Barclays Bank Plc
Issue Name:                   Series 56
                              EUR 31,000,000 Subordinated fixed to CMS-Linked
                              Notes Due 2009
ISIN Code:                    XS0096198956
Interest Rate:                4.000000%
Base Rate:                    4.456000%
Interest Period:              06-Apr-08 to 06-Apr-09
Day Count Method:             30E/360
Number of Days in Period:     360
Payment Date:                 06-Apr-09

Denomination:                 Coupon:
   100,000.00                 EUR     4,000.00

Exhibit 11

                                                                    9 April 2008



   Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)


1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 8 April 2008 that it had on 31 March 2008 exercised its discretion and released shares over the Company's ordinary shares to participants in the Executive Share Award Scheme ("ESAS"). Of these shares, the following were released to a PDMR of the Company:

   +--------------+--------------+-------------+------------+---------------+
   |PDMR          |Shares        |Shares sold  |Price per   |Shares retained|
   |              |released      |on behalf    |share       |by PDMR        |
   |              |to PDMR       |of PDMR to   |(pence)     |               |
   |              |              |satisfy      |            |               |
   |              |              |withholding  |            |               |
   |              |              |liabilities  |            |               |
   |              |              |             |            |               |
   +--------------+--------------+-------------+------------+---------------+
   |Mr PT Idzik   |   546,732    |   224,497   |  448.8781  |    322,235    |
   +--------------+--------------+-------------+------------+---------------+


2. Following a recommendation made by the Company on the 19 February 2008, the independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 9 April 2008 that on 20 March 2008 it had resolved to grant the following awards under PSP to Directors of the Company:

   +-----------------+-----------------------+------------------+
   |Director         |Allocation of          |Maximum number    |
   |                 |performance shares (a) |potentially       |
   |                 |(a)                    |releasable        |
   +-----------------+-----------------------+------------------+
   |Mr RE Diamond Jr |         659,340       |    1,978,020     |
   +-----------------+-----------------------+------------------+
   |Mr GA Hoffman    |         137,362       |      412,086     |
   +-----------------+-----------------------+------------------+
   |Mr CG Lucas      |         175,824       |      527,472     |
   +-----------------+-----------------------+------------------+
   |Mr FF Seegers    |         351,648       |    1,054,944     |
   +-----------------+-----------------------+------------------+
   |Mr JS Varley     |         263,736       |      791,208     |
   +-----------------+-----------------------+------------------+


    Note:

    (a) Under PSP, awards are granted as a provisional allocation and do not give rise to any entitlement to the shares. At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

    The effective date of the grant of the awards was 20 March 2008 and the calculation of the initial award allocation was based on a share price of GBP4.55, which was the average price paid for the Company's shares by the trustee between 19 February 2008 and 12 March 2008. No consideration was paid for the grant of any award.

Exhibit 12

Barclays Bank PLC

Barclays - Series 10324 - ISIN XS0317375086

Maturity Date 03 September 2010 - O/S Nominal USD 4,000,000


Please be advised the following issue has been repurchased for USD 3,000,000 on 19 March 2008.


The outstanding balance will therefore be USD 1,000,000.

Please amend your records accordingly.

Exhibit 13

                                  BARCLAYS PLC

                                                                   15 April 2008

                  Global Retail and Commercial Banking Seminar

Barclays PLC will today hold a seminar for analysts and investors highlighting Barclays strategy for growth in its Global Retail and Commercial Banking division ("GRCB"). The seminar will be hosted by Chris Lucas, Group Finance Director and Frits Seegers, Chief Executive, GRCB.

The agenda for the seminar is as follows:

   -Introduction - Chris Lucas, Group Finance Director

   -Delivering Sustainable Diversified Growth - Frits Seegers, Chief
    Executive, GRCB

   -Becoming the Best Retail Bank in the UK - Deanna Oppenheimer, Chief
    Executive, UK Retail Banking

   -Becoming Best in Class - Antony Jenkins, Chief Executive, Barclaycard

   -Rapid Controlled Growth - Ahmed Khizer Khan, Chief Executive Officer,
    GRCB Emerging Markets

The seminar will commence at 9.30am and will be available for viewing via a live webcast on the Barclays website at: www.barclays.com/investorrelations. A copy of the presentations and accompanying remarks, which contain no material new information, will be posted in the investor relations section of the Barclays Group website.

                                     -ENDS-

For further information please contact:

Investor Relations             Media Relations

Mark Merson                    Alistair Smith
+44 (0) 20 7116 5752           +44 (0) 20 7116 6132

John McIvor                    Robin Tozer
+44 (0) 20 7116 2929           +44 (0) 20 7116 6586


About Barclays
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 135,000 people, We move, lend, invest and protect money for over 30 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com

Exhibit 14

Barclays PLC

Barclays - Series S249 - ISIN XS0294584726
Maturity Date 04 April 2008 - O/S Nominal GBP 5,000,000

Please be advised the following issue has been repurchased for GBP 5,000,000 on 03 April 2008

The outstanding balance will therefore be Zero

Please amend your records accordingly.

Exhibit 15

                                                                   15 April 2008


   Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 14 April 2008 that it had on 31 March 2008 exercised its discretion and released shares following provisional allocations made by the trustee over the Company's ordinary shares to participants in the Executive Share Award Scheme ("ESAS"). Of these shares, the following were released to Chris Lucas, a director of the Company:

Director Shares      Shares sold on                 Price per   Shares retained
/PDMR    released    behalf of Director/PDMR to     share       by Director/PDMR
         to          satisfy withholding            (pence)
         Director/   liabilities
         PDMR

Chris    34,546      14,186                         448.88       20,360
Lucas


The revised total shareholding following this transaction is as follows:

Director         Beneficial Holding

Chris Lucas      58,363

Exhibit 16

DATED: 18 April 2008



                          STOCK EXCHANGE ANNOUNCEMENT


                       BARCLAYS BANK PLC (the "Company")

                (Incorporated with limited liability in England)

 EUR32,750,000 Principal Amount Zero Coupon Index-Linked Notes due 2012, Series
                             2007-CK (the "Notes")



                     FOR IMMEDIATE RELEASE - 18 April 2008


                             RE: Partial Repurchase


The Company would like to announce the following repurchase in accordance with Condition 7(e) of the Notes:



Date: 18 April 2008



ISIN: XS0326034591



Notional amount repurchased and cancelled by the Company effective as of 18 April 2008: EUR4,100,000



The new issue size following the repurchase will be: EUR28,650,000






Contact details

Name:                        J&E Davy

Attention:                   Niamh Moran

Telephone No:                +353 (1) 614 8935

Exhibit 17

Barclays Bank PLC

Annual Information Update for the 12 months up to and including 18 April 2008.


In accordance with Prospectus Rule 5.2, Barclays Bank PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

11/04/2007  Barclays Bank PLC       Full Redemption
24/04/2007  Barclays Bank PLC       Annual Information Update
27/04/2007  Barclays Bank PLC       Publication of Prospectus
01/05/2007  Barclays Bank PLC       Partial Repurchase
11/05/2007  Barclays Bank PLC       Redemption of Notes
11/05/2007  Barclays Bank PLC       Redemption of Notes
23/05/2007  Barclays Bank PLC       Full Early Redemption
29/05/2007  Barclays Bank PLC       Partial Repurchase
29/05/2007  Barclays Bank PLC       Partial Repurchase
29/05/2007  Barclays Bank PLC       Partial Repurchase
29/05/2007  Barclays Bank PLC       Partial Repurchase
29/05/2007  Barclays Bank PLC       Partial Repurchase
29/05/2007  Barclays Bank PLC       Publication of Final Terms
11/06/2007  Barclays Bank PLC       Publication of Prospectus
18/06/2007  Barclays Bank PLC       Partial Early Repurchase
28/06/2007  Barclays Bank PLC       Publication of Prospectus
29/06/2007  Barclays Bank PLC       FRN Variable Rate Fix
29/06/2007  Barclays Bank PLC       Publication of Final Terms
29/06/2007  Barclays Bank PLC       Partial Repurchase
03/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
03/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
04/07/2007  Barclays Bank PLC       Partial Repurchase
09/07/2007  Barclays Bank PLC       Partial Redemption
09/07/2007  Barclays Bank PLC       Partial Redemption
10/07/2007  Barclays Bank PLC       Partial Early Repurchase
10/07/2007  Barclays Bank PLC       Partial Early Repurchase
11/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
11/07/2007  Barclays Bank PLC       Partial Repurchase
11/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
12/07/2007  Barclays Bank PLC       Partial Repurchase
12/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
12/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
12/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
19/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
20/07/2007  Barclays Bank PLC       Partial Repurchase
23/07/2007  Barclays Bank PLC       Partial Repurchase
25/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
25/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
25/07/2007  Barclays Bank PLC       FRN Variable Rate Fix
25/07/2007  Barclays Bank PLC       FRN Variable Rate Fix - Amendment
02/08/2007  Barclays Bank PLC       Interim Results
06/08/2007  Barclays Bank PLC       FRN Variable Rate Fix
10/08/2007  Barclays Bank PLC       Partial Repurchase
14/08/2007  Barclays Bank PLC       Full Repurchase
30/08/2007  Barclays Bank PLC       FRN Variable Rate Fix
30/08/2007  Barclays Bank PLC       FRN Variable Rate Fix
14/09/2007  Barclays Bank PLC       FRN Variable Rate Fix
14/09/2007  Barclays Bank PLC       Partial Repurchase
14/09/2007  Barclays Bank PLC       Partial Repurchase
21/09/2007  Barclays Bank PLC       FRN Variable Rate Fix
21/09/2007  Barclays Bank PLC       FRN Variable Rate Fix
21/09/2007  Barclays Bank PLC       FRN Variable Rate Fix
27/09/2007  Barclays Bank PLC       FRN Variable Rate Fix
27/09/2007  Barclays Bank PLC       FRN Variable Rate Fix
27/09/2007  Barclays Bank PLC       FRN Variable Rate Fix
28/09/2007  Barclays Bank PLC       FRN Variable Rate Fix
02/10/2007  Barclays Bank PLC       Partial Early Repurchase
02/10/2007  Barclays Bank PLC       Partial Early Repurchase
04/10/2007  Barclays Bank PLC       Partial Early Repurchase
09/10/2007  Barclays Bank PLC       FRN Variable Rate Fix - Amendment
09/10/2007  Barclays Bank PLC       FRN Variable Rate Fix
11/10/2007  Barclays Bank PLC       Partial Early Repurchase
12/10/2007  Barclays Bank PLC       FRN Variable Rate Fix
12/10/2007  Barclays Bank PLC       Publication of Prospectus
15/10/2007  Barclays Bank PLC       FRN Variable Rate Fix
24/10/2007  Barclays Bank PLC       FRN Variable Rate Fix
26/10/2007  Barclays Bank PLC       FRN Variable Rate Fix
29/10/2007  Barclays Bank PLC       Full Early Redemption
05/11/2007  Barclays Bank PLC       Repurchase and Cancellation
06/11/2007  Barclays Bank PLC       FRN Variable Rate Fix - Amendment
08/11/2007  Barclays Bank PLC       Full Early Redemption
09/11/2007  Barclays Bank PLC       Publication of Prospectus
12/11/2007  Barclays Bank PLC       Full early redemption
12/11/2007  Barclays Bank PLC       Form 20-F Report
14/11/2007  Barclays Bank PLC       Interim Report
19/11/2007  Barclays Bank PLC       Publication of Prospectus
20/11/2007  Barclays Bank PLC       Form 6-K
21/11/2007  Barclays Bank PLC       FRN Variable Rate Fix
22/11/2007  Barclays Bank PLC       Repurchase
22/11/2007  Barclays Bank PLC       Partial Repurchase
22/11/2007  Barclays Bank PLC       Partial Repurchase
27/11/2007  Barclays Bank PLC       FRN Variable Rate Fix
04/12/2007  Barclays Bank PLC       Partial Repurchase
04/12/2007  Barclays Bank PLC       FRN Variable Rate Fix
04/12/2007  Barclays Bank PLC       FRN Variable Rate Fix
05/12/2007  Barclays Bank PLC       Partial Repurchase
05/12/2007  Barclays Bank PLC       Partial Repurchase
07/12/2007  Barclays Bank PLC       Partial Repurchase
07/12/2007  Barclays Bank PLC       Partial Repurchase
07/12/2007  Barclays Bank PLC       Partial Repurchase
07/12/2007  Barclays Bank PLC       Partial Repurchase
07/12/2007  Barclays Bank PLC       Partial Repurchase
07/12/2007  Barclays Bank PLC       FRN Variable Rate Fix
10/12/2007  Barclays Bank PLC       Publication of Final Terms
12/12/2007  Barclays Bank PLC       Partial Repurchase
12/12/2007  Barclays Bank PLC       Full Repurchase
12/12/2007  Barclays Bank PLC       Partial Repurchase
12/12/2007  Barclays Bank PLC       Partial Repurchase
13/12/2007  Barclays Bank PLC       Partial Repurchase
14/12/2007  Barclays Bank PLC       FRN Variable Fix Rate
14/12/2007  Barclays Bank PLC       FRN Variable Fix Rate
17/12/2007  Barclays Bank PLC       Full Early Repurchase
20/12/2007  Barclays Bank PLC       FRN Variable Rate Fix
31/12/2007  Barclays Bank PLC       FRN Variable Rate Fix
31/12/2007  Barclays Bank PLC       Partial Early Repurchase
31/12/2007  Barclays Bank PLC       Full Early Repurchase
03/01/2008  Barclays Bank PLC       Partial Repurchase
03/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
03/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
03/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
03/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
04/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
04/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
04/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
15/01/2008  Barclays Bank PLC       Partial Repurchase
18/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
18/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
22/01/2008  Barclays Bank PLC       Publication of Final Terms
24/01/2008  Barclays Bank PLC       Partial Repurchase
25/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
25/01/2008  Barclays Bank PLC       Publication of Final Terms
29/01/2008  Barclays Bank PLC       Partial Repurchase
29/01/2008  Barclays Bank PLC       FRN Variable Rate Fix
01/02/2008  Barclays Bank PLC       Partial Redemption
08/02/2008  Barclays Bank PLC       Redemption of Notes
14/02/2008  Barclays Bank PLC       Dividend Declaration
14/02/2008  Barclays Bank PLC       Partial Repurchase
15/02/2008  Barclays Bank PLC       Partial Repurchase
15/02/2008  Barclays Bank PLC       Full Early Redemption
18/02/2008  Barclays Bank PLC       Partial Repurchase
19/02/2008  Barclays Bank PLC       Final Results
20/02/2008  Barclays Bank PLC       Partial Repurchase
21/02/2008  Barclays Bank PLC       Partial Repurchase
21/02/2008  Barclays Bank PLC       Full Repurchase
21/02/2008  Barclays Bank PLC       Partial Repurchase
22/02/2008  Barclays Bank PLC       Publication of Prospectus
26/02/2008  Barclays Bank PLC       Repurchase
26/02/2008  Barclays Bank PLC       FRN Variable Rate Fix
26/02/2008  Barclays Bank PLC       FRN Variable Rate Fix
27/02/2008  Barclays Bank PLC       Full Early Repurchase
27/02/2008  Barclays Bank PLC       FRN Variable Rate Fix
27/02/2008  Barclays Bank PLC       FRN Variable Rate Fix - Amendment
28/02/2008  Barclays Bank PLC       Publication of Prospectus
28/02/2008  Barclays Bank PLC       Repurchase and Full Redemption
29/02/2008  Barclays Bank PLC       Cancellation of Listing
03/03/2008  Barclays Bank PLC       FRN Variable Rate Fix
03/03/2008  Barclays Bank PLC       Acquisition
03/03/2008  Barclays Bank PLC       FRN Variable Rate Fix
05/03/2008  Barclays Bank PLC       Partial Repurchase
06/03/2008  Barclays Bank PLC       Partial Repurchase
06/03/2008  Barclays Bank PLC       Partial Repurchase
07/03/2008  Barclays Bank PLC       FRN Variable Rate Fix
10/03/2008  Barclays Bank PLC       FRN Variable Rate Fix
11/03/2008  Barclays Bank PLC       Full Repurchase
13/03/2008  Barclays Bank PLC       FRN Variable Rate Fix
18/03/2008  Barclays Bank PLC       Publication of final terms
26/03/2008  Barclays Bank PLC       FRN Variable Rate Fix
26/03/2008  Barclays Bank PLC       FRN Variable Rate Fix
26/03/2008  Barclays Bank PLC       FRN Variable Rate Fix
27/03/2008  Barclays Bank PLC       Publication of Prospectus
28/03/2008  Barclays Bank PLC       Partial Repurchase
31/03/2008  Barclays Bank PLC       Redemption of Notes
31/03/2008  Barclays Bank PLC       Acquisition
04/04/2008  Barclays Bank PLC       FRN Variable Rate Fix
04/04/2008  Barclays Bank PLC       FRN Variable Rate Fix
04/04/2008  Barclays Bank PLC       FRN Variable Rate Fix
04/04/2008  Barclays Bank PLC       FRN Variable Rate Fix
08/04/2008  Barclays Bank PLC       Partial Repurchase
09/04/2008  Barclays Bank PLC       FRN Variable Rate Fix
09/04/2008  Barclays Bank PLC       FRN Variable Rate Fix
09/04/2008  Barclays Bank PLC       FRN Variable Rate Fix
10/04/2008  Barclays Bank PLC       Partial Repurchase
14/04/2008  Barclays Bank PLC       Full Early Repurchased
18/04/2008  Barclays Bank PLC       Partial Repurchase

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at www.londonstockexchange.com.

The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company has submitted filings to the Canadian securities regulatory authorities. Full details of the filings can be found at: www.sedar.com.

The Company's securities are also listed on Euronext, Deutsche Boerse, the Luxembourg Stock Exchange, the Channel Islands Stock Exchange, the Copenhagen Stock Exchange, the Prague Stock Exchange, Bolsa Mexicana De Valores, the Hong Kong Stock Exchange, the Singapore Stock Exchange, the Warsaw Stock Exchange and the Irish Stock Exchange. Details of regulatory filings made to these bodies can be found on the following websites:

Bolsa Mexicana De Valores             www.bmv.com.mx
Copenhagen Stock Exchange             www.cse.dk
Channel Islands Stock Exchange        www.cisx.com
Euronext                              www.euronext.com
Deutsche Boerse                       www.boerse-frankfurt.com
Hong Kong Stock Exchange              www.hkex.com.hk
Irish Stock Exchange                  www.ise.ie
Luxembourg Stock Exchange             www.bourse.lu
Prague Stock Exchange                 www.pse.cz
Singapore Stock Exchange              www.ses.com.sg
Warsaw Stock Exchange                 www.gpw.pl

The Company has submitted filings to Companies House, in relation to:

-          the allotment of shares
- the appointment and resignation of Directors (or changes in their particulars)
-          amendment to the Memorandum and Articles of Association
-          particulars of mortgages/charges
-          the Company's annual return
-          notice to the Registrar of increased share capital
-          notice to the Registrar of alteration to share capital
-          the authority to allot shares
-          the dis-application of pre-emption rights
-          the filing of accounts
-          Listing particulars

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.


Patrick Gonsalves
Joint Company Secretary

21 April 2008

Exhibit 18

Barclays PLC

Annual Information Update for the 12 months up to and including 18 April 2008.


In accordance with Prospectus Rule 5.2, Barclays PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

02/04/2007     Barclays PLC  Acquisition
03/04/2007     Barclays PLC  Director/PDMR Shareholding
04/04/2007     Barclays PLC  Statement re Partial Sale
10/04/2007     Barclays PLC  Additional Listing
16/04/2007     Barclays PLC  Disposal
17/04/2007     Barclays PLC  Exclusivity Period Extended
20/04/2007     Barclays PLC  Directorate Change
23/04/2007     Barclays PLC  Agreement on Terms of Merger
24/04/2007     Barclays PLC  Annual Information Update
25/04/2007     Barclays PLC  Director/PDMR Shareholding
26/04/2007     Barclays PLC  AGM Statement
26/04/2007     Barclays PLC  Result of AGM
27/04/2007     Barclays PLC  Doc re AGM Resolution
30/04/2007     Barclays PLC  Total Voting Rights
01/05/2007     Barclays PLC  Director/PDMR Shareholding
03/05/2007     Barclays PLC  Statement re Recommended Merger
09/05/2007     Barclays PLC  Director/PDMR Shareholding
10/05/2007     Barclays PLC  Director/PDMR Shareholding
14/05/2007     Barclays PLC  Director/PDMR Shareholding
16/05/2007     Barclays PLC  Director/PDMR Shareholding
21/05/2007     Barclays PLC  Acquisition
23/05/2007     Barclays PLC  Statement re Recommended Merger
24/05/2007     Barclays PLC  Trading Statement
31/05/2007     Barclays PLC  Total Voting Rights
06/06/2007     Barclays PLC  Director/PDMR Shareholding
12/06/2007     Barclays PLC  Update on Filings
18/06/2007     Barclays PLC  Disposal
19/06/2007     Barclays PLC  Group Reporting Changes 2007
22/06/2007     Barclays PLC  Statement re Press Comment
29/06/2007     Barclays PLC  Total Voting Rights
02/07/2007     Barclays PLC  Statement re Recommended Merger
03/07/2007     Barclays PLC  Director/PDMR Shareholding
10/07/2007     Barclays PLC  Director/PDMR Shareholding
16/07/2007     Barclays PLC  Holding(s) in Company
19/07/2007     Barclays PLC  Stmnt re Recommended Merger
20/07/2007     Barclays PLC  Blocklisting Interim Review
20/07/2007     Barclays PLC  Blocklisting Interim Review
20/07/2007     Barclays PLC  Blocklisting Interim Review
20/07/2007     Barclays PLC  Blocklisting Interim Review
20/07/2007     Barclays PLC  Blocklisting Interim Review
23/07/2007     Barclays PLC  New Investors and Revised Offer
23/07/2007     Barclays PLC  Re Clawback Placing
23/07/2007     Barclays PLC  Absa Trading Statement
23/07/2007     Barclays PLC  Total Voting Rights
25/07/2007     Barclays PLC  Result of Clawback Placing
25/07/2007     Barclays PLC  Partial Repurchase
30/07/2007     Barclays PLC  Update on Revised Offer
31/07/2007     Barclays PLC  Total Voting Rights
02/08/2007     Barclays PLC  Interim Results - Part 1
02/08/2007     Barclays PLC  Interim Results - Part 2
02/08/2007     Barclays PLC  Statement re Share Buy Backs
02/08/2007     Barclays PLC  Absa Interim Results Released
03/08/2007     Barclays PLC  Director/PDMR Shareholding
06/08/2007     Barclays PLC  Offer Documentation Published
06/08/2007     Barclays PLC  Director/PDMR Shareholding
06/08/2007     Barclays PLC  Transaction in own shares
07/08/2007     Barclays PLC  Transaction in own shares
08/08/2007     Barclays PLC  Transaction in own shares
09/08/2007     Barclays PLC  Transaction in own shares
10/08/2007     Barclays PLC  Transaction in own shares
13/08/2007     Barclays PLC  Transaction in own shares
13/08/2007     Barclays PLC  Holdings in Company
13/08/2007     Barclays PLC  Offer Update
14/08/2007     Barclays PLC  Transactions in own shares
14/08/2007     Barclays PLC  Allotment of Shares
15/08/2007     Barclays PLC  Transaction in own shares
16/08/2007     Barclays PLC  Transaction in own shares
17/08/2007     Barclays PLC  Transaction in own shares
20/08/2007     Barclays PLC  Transaction in own shares
20/08/2007     Barclays PLC  Holdings in Company
21/08/2007     Barclays PLC  Transaction in own shares
22/08/2007     Barclays PLC  Transaction in own shares
23/08/2007     Barclays PLC  Transaction in own shares
24/08/2007     Barclays PLC  Transaction in own shares
24/08/2007     Barclays PLC  Early Repurchase
28/08/2007     Barclays PLC  Transaction in own shares
29/08/2007     Barclays PLC  Transaction in own shares
30/08/2007     Barclays PLC  Transaction in own shares
31/08/2007     Barclays PLC  Transaction in own shares
31/08/2007     Barclays PLC  Total Voting Rights
31/08/2007     Barclays PLC  Partial Early Repurchase
03/09/2007     Barclays PLC  Transaction in own shares
04/09/2007     Barclays PLC  Transaction in own shares
06/09/2007     Barclays PLC  Transaction in own shares - replacement
06/09/2007     Barclays PLC  Transaction in own shares
07/09/2007     Barclays PLC  Transaction in own shares
10/09/2007     Barclays PLC  Speech at Investor Conference
10/09/2007     Barclays PLC  Transaction in own shares
11/09/2007     Barclays PLC  Transaction in own shares
12/09/2007     Barclays PLC  Transaction in own shares
13/09/2007     Barclays PLC  Partial Repurchase
13/09/2007     Barclays PLC  Director/PDMR Shareholding
13/09/2007     Barclays PLC  Transaction in own shares
14/09/2007     Barclays PLC  EGM Statement - replacement
14/09/2007     Barclays PLC  Result of EGM
14/09/2007     Barclays PLC  Transaction in own shares
17/09/2007     Barclays PLC  Resolutions - EGM & Class Meeting
17/09/2007     Barclays PLC  Transaction in own shares
18/09/2007     Barclays PLC  Transaction in own shares
19/09/2007     Barclays PLC  Transaction in own shares
28/09/2007     Barclays PLC  Partial Repurchase
28/09/2007     Barclays PLC  Total Voting Rights
01/10/2007     Barclays PLC  Director/PDMR Shareholding
02/10/2007     Barclays PLC  Full Early Redemption
05/10/2007     Barclays PLC  Offer for ABN AMRO Withdrawn
08/10/2007     Barclays PLC  Holdings in Company
08/10/2007     Barclays PLC  Transaction in own shares
09/10/2007     Barclays PLC  Transaction in own shares
10/10/2007     Barclays PLC  Director/PDMR Shareholding
10/10/2007     Barclays PLC  Transaction in own shares
11/10/2007     Barclays PLC  Transaction in own shares
12/10/2007     Barclays PLC  Trading Statement
12/10/2007     Barclays PLC  Transaction in own shares
15/10/2007     Barclays PLC  Transaction in own shares
16/10/2007     Barclays PLC  Additional Listing
16/10/2007     Barclays PLC  Transaction in own shares
17/10/2007     Barclays PLC  Director/PDMR Shareholding
17/10/2007     Barclays PLC  Transaction in own shares
18/10/2007     Barclays PLC  Transaction in own shares
19/10/2007     Barclays PLC  Transaction in own shares
22/10/2007     Barclays PLC  Transaction in own shares
23/10/2007     Barclays PLC  Transaction in own shares
23/10/2007     Barclays PLC  Director/PDMR Shareholding
24/10/2007     Barclays PLC  Transaction in own shares
25/10/2007     Barclays PLC  Transaction in own shares
26/10/2007     Barclays PLC  Transaction in own shares
29/10/2007     Barclays PLC  Transaction in own shares
30/10/2007     Barclays PLC  Transaction in own shares
31/10/2007     Barclays PLC  Total Voting Rights
31/10/2007     Barclays PLC  Transaction in own shares
01/11/2007     Barclays PLC  Transaction in own shares
02/11/2007     Barclays PLC  Director/PDMR Shareholding
02/11/2007     Barclays PLC  Transaction in own shares
05/11/2007     Barclays PLC  Transaction in own shares
06/11/2007     Barclays PLC  Transaction in own shares
07/11/2007     Barclays PLC  Transaction in own shares
08/11/2007     Barclays PLC  Director/PDMR Shareholding
08/11/2007     Barclays PLC  Transaction in own shares
09/11/2007     Barclays PLC  Transaction in own shares
12/11/2007     Barclays PLC  Transaction in own shares
13/11/2007     Barclays PLC  Transaction in own shares
14/11/2007     Barclays PLC  Transaction in own shares
15/11/2007     Barclays PLC  Trading Statement
15/11/2007     Barclays PLC  Transaction in own shares
16/11/2007     Barclays PLC  Transaction in own shares
19/11/2007     Barclays PLC  Transaction in own shares
20/11/2007     Barclays PLC  Transaction in own shares
21/11/2007     Barclays PLC  Transaction in own shares
22/11/2007     Barclays PLC  Transaction in own shares
22/11/2007     Barclays PLC  Partial Repurchase
23/11/2007     Barclays PLC  Partial Repurchase
23/11/2007     Barclays PLC  Transaction in own shares
26/11/2007     Barclays PLC  Transaction in own shares
27/11/2007     Barclays PLC  Trading Update
28/11/2007     Barclays PLC  Transaction in own shares
29/11/2007     Barclays PLC  Transaction in own shares
30/11/2007     Barclays PLC  Total Voting Rights
30/11/2007     Barclays PLC  Transaction in own shares
03/12/2007     Barclays PLC  Transaction in own shares
04/12/2007     Barclays PLC  Transaction in own shares
05/12/2007     Barclays PLC  Partial Repurchase
05/12/2007     Barclays PLC  Transaction in own shares
06/12/2007     Barclays PLC  Directorate Change
06/12/2007     Barclays PLC  Transaction in own shares
07/12/2007     Barclays PLC  Transaction in own shares
10/12/2007     Barclays PLC  Transaction in own shares
11/12/2007     Barclays PLC  Transaction in own shares
11/12/2007     Barclays PLC  Director / PDMR Shareholding
12/12/2007     Barclays PLC  Transaction in own shares
13/12/2007     Barclays PLC  Transaction in own shares
14/12/2007     Barclays PLC  Stmnt re. Buy-Back Extension
14/12/2007     Barclays PLC  Transaction in own shares
17/12/2007     Barclays PLC  Transaction in own shares
18/12/2007     Barclays PLC  Transaction in own shares
19/12/2007     Barclays PLC  Transaction in own shares
20/12/2007     Barclays PLC  Total Voting Rights
20/12/2007     Barclays PLC  Transaction in own shares
21/12/2007     Barclays PLC  Transaction in own shares
02/01/2008     Barclays PLC  Transaction in own shares
03/01/2008     Barclays PLC  Transaction in own shares
04/01/2008     Barclays PLC  Transaction in own shares
07/01/2008     Barclays PLC  Transaction in own shares
08/01/2008     Barclays PLC  Transaction in own shares
09/01/2008     Barclays PLC  Transaction in own shares
10/01/2008     Barclays PLC  Transaction in own shares
11/01/2008     Barclays PLC  Transaction in own shares
14/01/2008     Barclays PLC  Transaction in own shares
15/01/2008     Barclays PLC  Transaction in own shares
16/01/2008     Barclays PLC  Transaction in own shares
17/01/2008     Barclays PLC  Transaction in own shares
18/01/2008     Barclays PLC  Full Repurchase
18/01/2008     Barclays PLC  Transaction in own shares
21/01/2008     Barclays PLC  Transaction in own shares
22/01/2008     Barclays PLC  Transaction in own shares
23/01/2008     Barclays PLC  Transaction in own shares
24/01/2008     Barclays PLC  Transaction in own shares
25/01/2008     Barclays PLC  Transaction in own shares
28/01/2008     Barclays PLC  Transaction in own shares
29/01/2008     Barclays PLC  Transaction in own shares
30/01/2008     Barclays PLC  Transaction in own shares
31/01/2008     Barclays PLC  Transaction in own shares
31/01/2008     Barclays PLC  Total Voting Rights
31/01/2008     Barclays PLC  Blocklisting Interim Review
31/01/2008     Barclays PLC  Blocklisting Interim Review
31/01/2008     Barclays PLC  Blocklisting Interim Review
31/01/2008     Barclays PLC  Blocklisting Interim Review
31/01/2008     Barclays PLC  Blocklisting Interim Review
04/02/2008     Barclays PLC  Partial Repurchase
07/02/2008     Barclays PLC  Acquisition
15/02/2008     Barclays PLC  Full Repurchase
15/02/2008     Barclays PLC  Full Repurchase
15/02/2008     Barclays PLC  Holding(s) in Company
19/02/2008     Barclays PLC  Absa Final Results Released
19/02/2008     Barclays PLC  Final Results - Part 1
19/02/2008     Barclays PLC  Final Results - Part 2
20/02/2008     Barclays PLC  Director/PDMR Shareholding
27/02/2008     Barclays PLC  Director/PDMR Shareholding
28/02/2008     Barclays PLC  Total Voting Rights
28/02/2008     Barclays PLC  Partial Repurchase
28/02/2008     Barclays PLC  FRN Variable Rate Fix
03/03/2008     Barclays PLC  Acquisition
06/03/2008     Barclays PLC  Director/PDMR Shareholding
13/03/2008     Barclays PLC  Partial Repurchase
14/03/2008     Barclays PLC  Director/PDMR Shareholding
26/03/2008     Barclays PLC  Annual Report and Accounts
31/03/2008     Barclays PLC  Total Voting Rights
31/03/2008     Barclays PLC  Acquisition
01/04/2008     Barclays PLC  Investor conference speech
08/04/2008     Barclays PLC  Full repurchase
09/04/2008     Barclays PLC  Director/PDMR Shareholding
15/04/2008     Barclays PLC  Director/PDMR Shareholding
15/04/2008     Barclays PLC  Full Repurchase
15/04/2008     Barclays PLC  Analysts & Investors Seminar

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com.

The Company also has a secondary listing on the New York Stock Exchange. The Company has submitted filings to the US Securities and Exchange Commission ("SEC"). Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company also has a secondary listing on the Tokyo Stock Exchange ("TSE"). The Company has submitted regulatory filings to the TSE and to the Kanto Local Finance Bureau of Japan. Full details of the filings can be found on the EDINET website at: http://info.edinet.go.jp/EdiHtml/main.htm.

The Company has submitted filings to Companies House in relation to:

   - the allotment of shares
   - the appointment and resignation of Directors (or changes in their particulars)
   - the filing of Group and Interim accounts
   - the Company's annual return
   - the Memorandum and Articles of Association
   - the authority to allot shares
   - the authority to dis-apply pre-emption rights

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for the period ended 31 December 2007 (which was filed with the UKLA Document Viewing Facility on 26 March 2008) can be found on the Company's Investor Relations website at:
www.investorrelations.barclays.com.

Further information regarding the Company and its activities is available at: www.barclays.com and www.investorrelations.barclays.com.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.


Patrick Gonsalves
Deputy Company Secretary

21 April 2008

Exhibit 19

Barclays Bank PLC


                Barclays Bank Plc - ISIN XS0351360614
         Maturity Date 10 Mar 2009 - O/S Nominal USD 5,000,000

Please be advised the above issue has been repurchased for USD 4,000,000 on 7 Apr 08 And then will be redeemeed early on 10 Apr 08.

The outstanding balance will therefore be Zero.

Please amend your records accordingly.

Exhibit 20

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      Barclays Bank Plc Series 161
                                 Issue of GBP 1,250,000,000 Floating Rate Notes
                                  due 2010 under the GBP 30,000,000,000 Debt
                                  Issuance Programme
ISIN Code:                       XS0308497014
Interest Rate:                   6.023750%
Base Rate:                       6.003750%
Interest Period:                 2-Apr-08 to 2-Jul-08
Day Count Method:                Actual/365L
Number of Days in Period:        91
Payment Date:                    2-Jul-08

Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
                       1,000.00  GBP                                       14.98

Exhibit 21

Barclays Bank PLC


Barclays Bank Series 2007 - CK ISIN XS0326034591 - Maturity Date 12 Oct 12 - O/S Nominal EUR 44,400,000

Pleas be advised the following issue has been repurchased for EUR 4,100,000 on 18 Apr 08

The outstanding balance will therefore be EUR 40,300,000

Please amend your records accordingly.

Exhibit 22

BARCLAYS BANK PLC


BARCLAYS - Series 7325 - ISIN XS0271073206 - Maturity Date 30 OCTOBER 2008 - USD 8,700,000

Please be advised the following issue has been repurchased for USD 500,000 on 16 APRIL 2008.

The outstanding balance will therefore be USD 8,200,000

Please amend your records accordingly.

Exhibit 23

Barclays Bank PLC


As Agent Bank, please be advised of the following rate determined on:
18-Mar-2008

Issue              | Barclays Bank PLC - Series 167
                     EUR 135,000,000.00 CMS-Linked Subordinated Note FRN
                   | Due 20 Mar 2018
ISIN Number        | XS0353467243
Common Code / 144A | 35346724
 ISIN
Issue Nomin EUR    | 135,000,000.00
Period             | 20-Mar-2008 to 20-Mar-2009         Payment Date 20-Mar-2009
Number of Days     | 365
Rate               | 5.122
Denomination EUR   | 50,000.00             | 135,000,000.00       |

Amount Payable per | 2,561.00              | 6,914,700.00         |
 Denomination

Bank of New York
Rate Fix Desk                              Telephone       | 44 1202 689580
Corporate Trust Services                   Facsimile       | 44 1202 689601

Exhibit 24

DATED: 24 April 2008


                          STOCK EXCHANGE ANNOUNCEMENT


                       BARCLAYS BANK PLC (the "Company")

                (Incorporated with limited liability in England)

 EUR28,650,000 Principal Amount Zero Coupon Index-Linked Notes due 2012, Series
                             2007-CK (the "Notes")



                     FOR IMMEDIATE RELEASE - 24 April 2008

                             RE: Partial Repurchase





The Company would like to announce the following repurchase in accordance with Condition 7(e) of the Notes:



Date: 23 April 2008



ISIN: XS0326034591



Notional amount repurchased and cancelled by the Company effective as of 23 April 2008: EUR600,000



The new issue size following the repurchase will be: EUR28,050,000




Contact details

Name:                       J&E Davy

Attention:                  Niamh Moran

Telephone No:               +353 (1) 614 8933

Exhibit 25

Barclays PLC


BARCLAYS - Series 6190 - ISIN XS0251114350 - Maturity Date 25 APRIL 2008 - HKD 11,850,000

Please be advised the following issue has been repurchased for HKD 8,960,000 on 23 APRIL 2008.

The outstanding balance will therefore be HKD 2,890,000

Please amend your records accordingly.

Exhibit 26

Barclays PLC


BARCLAYS - Series 6189 - ISIN XS0251133061 - Maturity Date 25 APRIL 2008 - USD 2,328,000

Please be advised the following issue has been repurchased for USD 1,508,000 on 23 APRIL 2008.

The outstanding balance will therefore be USD 820,000

Please amend your records accordingly.

Exhibit 27

Barclays PLC

BARCLAYS - Series 8656 - ISIN XS0294109177 - Maturity Date 17 JULY 2017 - IDR 140,000,000,000

Please be advised the following issue has been repurchased for IDR 140,000,000,000 on 16 APRIL 2008.

The outstanding balance will therefore be ZERO.

Please amend your records accordingly.

Exhibit 28
                                                                   25 April 2008

                                  Barclays PLC

Barclays PLC announces that, in accordance with the provisions of paragraph
9.6.2 of the Listing Rules, copies of resolutions other than those concerning ordinary business passed at its Annual General Meeting held on Thursday 24 April 2008, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Exhibit 29

Barclays Bank PLC

                                RATE FIX NOTICE
Issue Name:                     Barclays Bank PLC
                                Series 64, Tranche 1, EUR 50,000,000.00 Floating
                                 Rate Subordinated Notes
                                due 2019
ISIN Code:                      XS0102643169
Interest Rate:                  5.251000%
Base Rate:                      4.751000%
Interest Period:                15-Apr-08 to 15-Oct-08
Day Count Method:               Actual/360
Number of Days in Period:       183
Payment Date:                   15-Oct-08

Denomination:                   Coupon:
------------------------------- ------------------------------------------------
  100,000.00                    EUR       2,669.26

Exhibit 30

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      Barclays Bank PLC
                                 Series 157
                                 EUR 1,250,000,000.00 Callable Floating Rate
                                  Subordinated Notes due 2016
ISIN Code:                       XS0240949791
Interest Rate:                   4.959000%
Base Rate:                       4.784000%
Interest Period:                 21-Apr-08 to 21-Jul-08
Day Count Method:                Actual/360
Number of Days in Period:        91
Payment Date:                    21-Jul-08

Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
     50,000.00                   EUR        626.76

Exhibit 31

Barclays Bank PLC

                                RATE FIX NOTICE
Issue Name:                     BARCLAYS BANK PLC
                                GBP 200,000,000.00 Undated Floating Rate Primary
                                 Capital Notes Series 3
ISIN Code:                      XS0015014615
Interest Rate:                  6.575000%
Base Rate:                      5.875000%
Interest Period:                30-Apr-08 to 31-Jul-08
Day Count Method:               Actual/365L
Number of Days in Period:       92
Payment Date:                   31-Jul-08

Denomination:                   Coupon:
-------------------------------  -----------------------------------------------
      250,000.00                GBP     4,131.83

Exhibit 32

Barclays Bank PLC

BARCLAYS - Series 11985 - ISIN XS0347689357 - Maturity Date 16 APRIL 2013 - EUR 15,000,000

Please be advised the following issue has been repurchased for EUR 6,000,000 on 22 APRIL 2008.

The outstanding balance will therefore be EUR 9,000,000

Please amend your records accordingly.

Exhibit 33

                                                                   28 April 2008


    Director/PDMR shareholding: Disclosure & Transparency Rules 3.1.4R(1)(a)


The Company was notified on 28 April 2008 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 25 April 2008 the following directors/ Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company under the Plan for the year ended 31 December 2007 at a price of 467.75p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR                     No. of shares received     Beneficial Interest

Sir Richard Broadbent                                347                  15,860
Professor Dame Sandra Dawson                         109                  13,634
Chris Lucas                                        1,796                  60,159
Stephen Russell                                      130                  22,784

Exhibit 34

Barclays Bank PLC


Barclays Bank Plc. - ISIN XS0294669048

Maturity Date 26 April 2010 - O/S Nominal USD 5,000,000

Please be advised the above issue has been repurchased for USD 1,112,000 on 23 April 2008 and then will be redeemed early on 28 Apr 2008

The outstanding balance will therefore be Zero

Please amend your records accordingly.

Exhibit 35

Barclays PLC



Barclays - Series 6124 - ISIN XS0250257093

Maturity Date 06 May 2008 - O/S Nominal SEK 29,750,000

Please be advised the following issue has been repurchased for SEK 2,000,000 on 29 April 2008

The outstanding balance will therefore be SEK 27,750,000

Please amend you records accordingly.

Exhibit 36

                  30 April 2008


                    Barclays PLC - Voting Rights and Capital


In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,567,565,352 ordinary shares with voting rights as at 29 April 2008. There are no ordinary shares held in Treasury.


The above figure (6,567,565,352) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.